The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 11, 2010, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2 (a) (3) That all rights pertaining to the entire class of this security were extinguished on December 31, 2009. The merger between Marvel Entertainment, Inc. and The Walt Disney Company became effective on December 31, 2009. Each share of Common Stock of Marvel Entertainment, Inc. was converted for $30.00 in cash and 0.7452 of a share of The Walt Disney Company Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 31, 2009.